UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF THE

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Maria Luiza Ribeiro Viotti

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Copies to:

Eli Whitney Debevoise II, Esq.

Gregory Harrington, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave, NW

Washington, DC 20001

*	The Federative Republic of Brazil is filing this annual report on a voluntary basis.

ITEM 1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None. No securities registered.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None. No securities registered.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None. No securities registered.

ITEM 2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Totals to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Federative Republic of Brazil (“Brazil” or the “Republic”) as of December 31, 2025, was R$ 8,309.03 billion.

For internal funded debt the Republic considers the total amount of domestic securities issued by the National Treasury and held by the market, including domestic government debt held by non-residents, but excluding government securities held by the Central Bank.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The external funded debt of Brazil as of December 31, 2025, was US$81.06 billion.

External funded debt of the registrant

(In Millions of Currency of Denomination)

	As of December 31, 2025
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	5,549	47,674	53,223
Inter-American Development Bank (IDB)	1,659	5	1,663
International Bank for Reconstruction and Development (“World Bank”) (IBRD)	1,533	15	1,548
Other	2,358	47,654	50,012
Repayable in Japanese Yen	3	0	3
Repayable in Euro	691	734	1,425
Repayable in U.S. Dollars linked to R$	0	885	885
IMF Special Drawing Rights(1)	18,459	0	18,459

(1)	Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil or the “Central Bank”).

Source: Central Bank.

ITEM 3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Tables No. 37, 38 and 39 of Exhibit D.

ITEM 4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

None.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

Not applicable.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of Brazil as of December 31, 2025, was R$0. However, R$1,474.95 billion of the internal funded debt reported in Item 2 were principal and interest payments falling due within one year or less (on a residual basis) as of December 31, 2025.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The external floating indebtedness of Brazil as of December 31, 2025, was R$0. However, US$3.29 billion of the external funded debt reported in the Item 2 were principal payments falling due within one year or less (on a residual basis) as of December 31, 2025.

External funded debt of the registrant(1)

(Principal payments falling due within one year or less (on a residual basis) by currency)

	As of December 31, 2025
	Total in millions of currency of denomination	Exchange rate(2)	Total in millions of dollars
Repayable in U.S. Dollars	2,671	1.0000	2,671
Repayable in Japanese Yen	1	0.0064	0
Repayable in Euro	519	1.1756	611
Repayable in U.S. Dollars linked to Brazilian Real	13	1.0000	13
Total			3,295

(1)	Includes debt incurred by the Central Bank.
(2)	Exchange rates as of December 31, 2025.

Source: Central Bank.

ITEM 6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Tables No. 2 and 3 of Exhibit D.

ITEM 7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

ITEM 8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to Tables No. 29 and 30 of Exhibit D.

ITEM 9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to Tables No. 20 through 26 of Exhibit D.

ITEM 10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments).

Reference is made to Table No. 19 of Exhibit D.

This annual report comprises:

(a) Pages numbered 1 to 6, consecutively.

(b) The following exhibits:

Exhibit A:	None

Exhibit B:	None

Exhibit C:	Copy of the 2026 Annual Budget of the Republic (in Portuguese)*

Exhibit D:	Current Description of the Republic

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

*	Exhibit submitted electronically pursuant to Rule 306(c) of Regulation S-T.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Federative Republic of Brazil, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 27th of August, 2026.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Fabiani Fadel Borin
Name:	Fabiani Fadel Borin
Title:	Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

C:	Copy of the 2026 Annual Budget of the Republic (in Portuguese)*

D:	Current Description of the Republic	D-1

*	Exhibit submitted electronically pursuant to Rule 306(c) of Regulation S-T.